January 30, 2009

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

     Re:    Summit Mutual Funds, Inc.
              File numbers 2-90309 and 811-04000

Ladies and Gentlemen:

As Counsel to The Calvert Fund (the "Trust"), it is my opinion, based upon an examination of the Trust's Declaration of Trust and By-Laws and such other original or photostatic copies of Trust records, certificates of public officials, documents, papers, statutes, and authorities as I deemed necessary to form the basis of this opinion, that the securities being registered by this Post-Effective Amendment No. 65 of the Trust will, when sold, be legally issued, fully paid and non-assessable.

Consent is hereby given to file this opinion of counsel with the Securities and Exchange Commission as an Exhibit to the Trust's Post-Effective Amendment No. 65 to its Registration Statement.

Sincerely,

/s/ Ivy Wafford Duke
Ivy Wafford Duke
Associate General Counsel